  Exhibit 99.1

Relevant part of the Minutes of Central Puerto S.A.’s Board of Directors
June 24, 2020

Minutes No. 352: In the City of Buenos Aires, on June 24, 2020, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomas PERES, Tomas WHITE, Cristian LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee, and Mr. Jorge RAUBER, alternate director. Mr. Marinaro informs that this meeting is held via videoconference, taking into consideration the dispositions of: 1) the Decree of Necessity and Urgency No. 297/2020 and further regulations by the Argentine Executive Branch, which ordered the preventive and mandatory social isolation policy adopted within the context of the pandemic declared by the World Health Organization (WHO), the Health Emergency broadened by Decree No. 260/20 and its amendments, and in view of the evolution of the epidemic situation related to the CORONAVIRUS – COVID-19 (the “Preventive and Mandatory Social Isolation”); 2) the CNV General Resolution No. 830/20, which established that during the period in which the free circulation of people is, in general, prohibited, limited or restricted, issuer entities may hold remote meetings, and 3) Section 23 of the Bylaws of CPSA, which establishes that the Board of Directors is also entitled to hold meetings with its members communicated by videoconference. Quorum being present to validly hold the meeting, it commences at 11 am. Then, the (...) second item on the Agenda is open for discussion: 2) CALL OF A SPECIAL SHAREHOLDERS’ MEETING. Mr. Osvaldo RECA takes the floor and asks Mr. Marinaro to present the subject. Mr. Marinaro takes the floor and informs that the Global Issuance Program of Simple Corporate Bonds (not convertible into Shares) for up to US$1,000,000,000 (or a higher or lower amount as approved at the Shareholders’ Meeting) or its equivalent in other currency (the “Program”) approved by the Argentine Securities Commission expires next September 9, 2020. Regard being had to the foregoing, he expresses that the Shareholders of the Company should decide on the extension of the validity term of the Program o to create a new Global Issuance Program of Simple Corporate Bonds (not convertible into Shares) for up to US$1,000,000,000 (or a higher or lower amount as approved at the Shareholders’ Meeting) or its equivalent in other currency. Regard being had to the foregoing and after an exchange of ideas regarding the subject, Mr. Reca states: A) To call a Special Shareholders’ Meeting of Central Puerto S.A. to be held as appropriate at Av. Tomás A. Edison 2701, City of Buenos Aires or remotely as per the instructions stated below on July 31, 2020 at 11 am to consider the following Agenda:
1)
Appointment of two Shareholders to sign the minutes.
2)
Consideration of the extension of the validity term of the Global Issuance Program of Simple Corporate Bonds (not convertible into Shares) for up to US$1,000,000,000 (or a higher or lower amount as approved at the Shareholders’ Meeting) or its equivalent in other currency or the creation of a new Global Issuance Program of Simple Corporate Bonds (not convertible into Shares) for up to US$1,000,000,000 (or a higher or lower amount as approved at the Shareholders’ Meeting) or its equivalent in other currency. To delegate powers to the Board of Directors. To authorize the Board of Directors to sub-delegate, and
3)
Authorization to perform the relevant procedures to comply with the Shareholders’ Meeting decision.

B) To inform Shareholders of the fact that so as to attend the Shareholders’ Meeting they have to inform their attendance in accordance with Section 238 of the Argentine Business Entities Act No. 19550. To such effect: (a) Should the existent restrictions regarding the Preventive and Mandatory Social Isolation be removed, to attend the headquarters of the Company on their own behalf or through proxy any day, except Saturday, Sunday or Holiday from 9 a.m. to 6 p.m., at least 3 (three) days before the Shareholders’ Meeting. Such term expires on July 27, 2020. (b) In case the restriction be kept regarding the general free circulation of persons with a preventive and/or mandatory and/or sectorized character as a consequence of the health emergency declared by the Decree of Necessity and Urgency (“DNU”) No. 297 (Official Gazette 20-3-2020), extended by DNU No. 520/2020, and regulations eventually issued by the Argentine Executive Power, the Shareholders’ Meeting will be held via videoconference in accordance with RG CNV No. 830 under the following conditions, among others: (i) To guarantee free access to the meetings to all Shareholders with the right to voice and vote; (ii) the Shareholders’ Meeting shall meet the necessary quorum for Special Shareholders’ Meetings and shall decide as the first item on the Agenda to hold it remotely with the majority needed to amend the Bylaws, and (iii) to allow for the simultaneous transmission of sound, images and words during the whole meeting, as well as its recording in digital format. To such effect, it is informed that: (1) The system to be used shall be provided by ZOOM, which can be accessed through the link to be sent together with the instructions on Shareholders’ Meeting access and development to the Shareholders informing their attendance via e-mail in accordance with the following. (2) Shareholders shall communicate their attendance to the Meeting with the instruments required by the law in force via e-mail addressed to: AsambleaCPSA@centralpuerto.com, no later than 3 (three) working days before the Shareholders’ Meeting; i.e. until July 27, 2020 inclusive. Unless otherwise stated and to inform the videoconference link, the email address will be the one used by each Shareholder to inform their attendance. (3) In case of acting through proxy, the duly authenticated authorization instrument must be sent to the Company 5 (five) days before the Shareholders’ Meeting is held. (4) When entering the Meeting, the following data of the Shareholder must be given: complete name or complete corporate name; type and number of ID of human persons, or registration data of the business entities stating where they are registered and their jurisdiction; address, stating its type. Such information shall be also given by the person attending the Meeting on behalf of a Shareholder. (5) The signature on the Shareholders’ Meeting Attendance Record will be coordinated once the emergency measures in force are removed. (6) When voting, each Shareholder will be asked about the motions proposed so as to cast his/her vote with audio and image ensuring its verification at any stage. And (7) Shareholders covered by Section 24 of Chapter II, Title II of CNV Regulations, amended by CNV General Resolution No. 687 dated February 16, 2017 are reminded that they shall inform the Company about their beneficial owners with the scope stated in such resolution. Pursuant to the Official Gazette, it is informed that this legal notice does not imply an amendment to the By-laws. C) To appoint any of the Company’s directors and/or Messrs. José Manuel Pazos, and/or Leonardo Marinaro, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Victoria Casabella Martinez, and/or Mariano Luchetti, and/or María Agustina Leppen, and/or María Lucila Winschel, and/or Veronica Apollonio, and/or Jose María Bazan, and/or Juan Barros Mos, and/or Teodoro Rodriguez Caceres, and/or Juan Zurano, so that any of them, individually and indistinctly, communicate this call to Messrs. Shareholders, CNV, the Buenos Aires Stock Exchange, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. through the usual notices. After a short debate, and by unanimous vote, the Directors decide to approve all motions. (...) There being no further business to transact, the meeting is adjourned at 11:50 a.m.

_____________________________________
Leonardo Marinaro
Head of Market Relations
Central Puerto S.A.